UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010

Commission File Number: 001-33768

CNINSURE INC.
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer
Date: July 15, 2010

Exhibit Index
Exhibit 99.1 — Press release

Exhibit 99.1

IR-82
CNinsure Announces Closing of 4,600,000 American Depositary Shares Offering
GUANGZHOU, China, July 15, 2010/PRNewswire-Asia-FirstCall/ — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its previously announced public offering of 4,600,000 American depositary shares (“ADSs”), each representing 20 ordinary shares of the Company, was closed on July 14, 2010. CNinsure received net proceeds of approximately $109.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.
The offering was made under CNinsure’s currently effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on July 7, 2010. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and final prospectus supplement may also be obtained from the Securities and Exchange Commission’s website at: http://www.sec.gov.
Morgan Stanley and BofA Merrill Lynch served as joint bookrunners for the offering. Copies of the final prospectus supplement and the accompanying prospectus may be obtained from Morgan Stanley & Co. International plc, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: +1-866-718-1649, or by e-mail to prospectus@morganstanley.com, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080 or by e-mail to Prospectus.Requests@ml.com.
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

IR-82
Safe Harbor Statement
Certain statements in this press release including statements related to the offering and the expected use of proceeds are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. Factors that could cause actual results to differ are described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
IR Officer
Tel: +86-20-6122-2777-850
Email:qiusr@cninsure.net